August 11, 2005


United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


RE:  Tanger Properties Limited Partnership
     Comment Letter dated March 22, 2005

Ladies and Gentlemen:

We have reviewed your comments and would like to offer the following responses which have been numbered to correspond to the numbered comments in your letter.

1. Staff Comment: Note 17. Subsequent Events, page F-24 Please supplementally advise us how you considered SFAS 144 in evaluating the property in Seymour, Indiana for impairment, and in the subsequent accounting for the disposal of the property in the first quarter. In your response, specifically address the following:

     - What did you consider to be the long-lived asset (asset group) in your evaluation for impairment in accordance with paragraph 7 of SFAS 144?

     - How does the asset (asset group) that was sold in the first quarter of 2005 qualify as a component of an entity in accordance with paragraph 41 of SFAS 144 such that the loss on sale should be reflected in discontinued operations?

     - Was the property that was sold in the first quarter of 2005 under contract at December 31, 2004 at the subsequent sale price?

     Company Response:

     Long-lived asset group
     ----------------------

     Since our inception, we have always considered and accounted for each individual property, whether acquired or developed, as a single asset group. We believe this treatment is appropriate since the value of a shopping center and the associated outparcels and excess land are economically linked.

     Historically, we have sold individual outparcels without selling the related shopping center. Any related gains or losses from these transactions have been included in the shopping center's results of operations in our internal financial statements. In addition, historical sales of our shopping centers have always included the property as a whole, including any outparcels or excess land. Paragraph 4 of SFAS 144 defines the scope of this pronouncement as the asset or asset group that "represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets or liabilities. For a long-lived asset or assets to be disposed of by sale or otherwise, that group...represents assets to be disposed of together as a group in a single transaction....".  Since our  historical  sales of  shopping  centers  have always included any associated outparcels or excess land as a single transaction, we have always run our undiscounted cash flow model to include both the expected undiscounted cash flows of the shopping center plus the expected sale price of the property as a whole, including any associated outparcels or excess land.

     The land on which the Seymour shopping center was located, as well as the excess land and the outparcels, were all purchased as a single asset in 1994. Tanger subsequently developed the Seymour outlet center later that same year. Accordingly, the land and the developed shopping center were accounted for as a single asset group for purposes of SFAS 144. SFAS 144, par. 33. addresses the subsequent sale of a property as follows: "...If the asset (asset group) is tested for recoverability (on a held-and-used basis) as of the balance sheet date, the estimates of future cash flows used in that test shall consider the likelihood of possible outcomes that existed at the balance sheet date, including the assessment of the likelihood of the future sale of the asset. That assessment made as of the balance sheet date shall not be revised for a decision to sell the asset after the balance sheet date. An impairment loss, if any, to be recognized shall be measured as the amount by which the carrying amount of the asset (asset group) exceeds its fair value at the balance sheet date..."

     Component of Entity and Discontinued Operations
     -----------------------------------------------

     In light of your question, we have revisited the best method of reporting the subsequent sale of the outlet center. Since we have only sold a portion of the designated asset group, we have concluded that the sold portion does not represent a component, and thus we will show the loss on sale as a component of income from continuing operations. We will continue to evaluate the criteria of paragraph 30 of SFAS 144 to determine the ongoing classification of the remaining undeveloped land and outparcels.

     Contract Status
     ---------------

     The property was not under contract at December 31, 2004. In February 2005, we were informed that a potential buyer for the property in Seymour, Indiana had offered $2.1 million for the shopping center. This offer price was for the shopping center only, and did not include the outparcels and excess land.

     The Seymour asset group was not classified as held for sale at December 31, 2004. Paragraph 30 of SFAS 144 has six criteria that must all be met for a long-lived asset to be considered held for sale. At least two of these criteria had not been met at December 31, 2004.

     First, management does not have the authority to sell real estate without the consent of the Company's Board of Directors. The Board had not approved a plan as of December 31, 2004.

     Secondly, the sale of the asset was not probable (as defined in SFAS 5). Based on the Company's history related to selling centers, several times in the past potential buyers have stated that they wish to purchase a property from us and then by the end of their due diligence period they decline to continue on and complete the purchase process. As of December 31, 2004, the due diligence period for the sale of the asset group in question had not even begun because the property was not under contract.

     FAS 144 Considerations
     ----------------------

     At December 31, 2004, we prepared an analysis of the undiscounted cash flows of this property in accordance with FAS 144 based on facts and circumstances known by us as of that date. The cash flows from operations were based on the latest year's results, adjusted for both positive and negative changes in circumstances. The expected sale prices of the outparcels and excess land were based on information provided by an outside broker. The broker utilized recent comparable land sales in Seymour, Indiana, which were considered reasonable, although the price was considerably less than the comparable sales of two outparcels at this location, aggregating approximately 2.2 acres.

     In estimating the cash proceeds from the expected sale of the shopping center, we considered the listing price, adjusted for negotiations and selling costs. The selling price used was actually less than the selling price per square foot for comparable shopping centers with comparable occupancy rates sold both by Tanger and other real estate developers.

     Although not by a significant amount, the results of our model showed an amount of future undiscounted cash flows in excess of the carrying amount, thus no impairment was recognized at year end.

     In light of your comments, we enhanced the impairment analysis to consider 3 possible scenarios and weighted the probability of each scenario equally. The scenarios included the sale of the center within one year, within five years, and operating the property for 23 years. The results of our enhanced models continued to show undiscounted cash flows in excess of the carrying amount.


2. Staff Comment: In addition, please clarify how you calculated the loss on sale of the property. Specifically, tell us the carrying amount of the property sold and the carrying amount of the excess land and outparcels retained.

     Company Response:

          The calculation of the loss on sale of the property was calculated as shown below:

             Loss calculation on Seymour sale:
             Sales price                             $2,100,000
             Closing expenses                         (141,475)
                                                      ---------
             Net proceeds from sale                                  $ 1,958,525

             Carrying value:
                 Cost value of land                     475,847
                 Cost basis - property               11,849,363
                 Less: accumulated depreciation     (5,845,486)
                                                    -----------
                     Net book value                                    6,479,724
                 Deferred lease costs, net                               118,290
                 Other assets                                             50,735
                                                                          ------
             Total carrying value                                      6,648,749
                                                                       ---------
             Loss on sale                                           $(4,690,224)
                                                                    ============

          In determining the carrying amount of the land for the portion of the asset group deemed to have been sold, we compared our total costs for land and site work improvements for the entire asset group and divided such amount by the total number of acres for the entire asset group to arrive at a cost per acre. The resulting cost per acre was then multiplied by the number of acres to remain after the sales transaction to arrive at a cost value for the remaining outparcels and excess land. The difference was the amount determined to be the cost value of the land for the portion of the asset group sold.

          An allocation of $475,847 was made for the land sold on which the center was situated. The carrying amount of the excess land and outparcels retained and the related site improvements was as follows:

                Excess land and outparcels                       $1,114,261
                Site Work and Related Improvements                  674,104
                                                                    -------
                Total Value Retained                             $1,788,365
                                                                 ==========


          The excess land and outparcels are being listed by our broker for approximately $4,800,000, which we believe approximates fair market value and is well in excess of the carrying amount stated above. We do not foresee any more losses to be recognized for this asset group.

          We would like to thank the staff for their time and courtesy in addressing these comments.

          Sincerely,

          Frank C. Marchisello, Jr.
          -------------------------
          Frank C. Marchisello, Jr.
          Executive Vice-President and Chief Financial Officer